Orange Hospitality, Inc.

                                 April 28, 2005

VIA FACSIMILE AND EDGAR

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W., Judiciary Plaza
Washington, D.C. 20549
Attention: Peggy Kim, Senior Counsel

RE:      Orange Hospitality, Inc.
         Registration Statement on Form S-1
         File No.: 333-115998

Dear  Ms. Kim:

         The undersigned, as Chairman of Orange Hospitality (the "Company"), hereby informs the Securities and Exchange Commission that the Company has determined that it is no longer in the best interest of the Company to proceed with the offering contemplated by the above-referenced Registration Statement due to changes in the Company's business and business prospects.

         Therefore, pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended, the Company hereby requests that the above-referenced Registration Statement be withdrawn as soon as practicable. This will confirm on behalf of the Company that, in connection with such Registration Statement, the Company has not offered to sell or sold any securities in violation of the registration provisions of the Securities Act of 1933, as amended.

         Thank you for your courtesy and assistance in this matter.

                                Very truly yours,



                                 Brad Honigfeld
                                 Chairman